Exhibit 99.1

The following table sets forth transactions by Cascade Investment, L.L.C. in the Common Shares of Western Asset/Claymore Inflation-Linked Opportunities & Income Fund during the period August 9, 2011 through August 16, 2011.  All of the acquisitions were effected on the New York Stock Exchange through brokers.

Transaction Date	Nature of Transaction	Quantity of Shares	Price and/or Weighted Average Price Per Share ($)	Range of Price Paid per Share ($)
8/9/2011	Purchase	44,057	12.6837	12.65	-	12.69
8/11/2011	Purchase	209,483	12.8179	12.79	-	12.83
8/12/2011	Purchase	117,865	12.8667	12.82	-	12.87
8/15/2011	Purchase	174,196	12.8554	12.80	-	12.90
8/16/2011	Purchase	86,696	12.8945	12.8620	-	12.92